Exhibit 99.1

AGM Group Receives Notification from Nasdaq Regarding Delayed Filing of Form 20-F

NEW YORK, May 26, 2026 — AGM Group Holdings Inc. (NASDAQ: AGMH, “AGMH” or the “Company”), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, today announced that it received a notification letter dated May 18, 2026 (the "Notification Letter") from Nasdaq notifying that the Company is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) since the Company did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the "2025 Form 20-F") with the Securities and Exchange Commission (the "SEC").

The Notification Letter has no immediate effect on the listing or trading of the Company's shares on Nasdaq. Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notification Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the "Compliance Plan"). If Nasdaq accepts the Compliance Plan, it may grant the Company an exception of up to 180 calendar days from the due date of the 2025 Form 20-F, or until November 11, 2026, to regain compliance.

AGM Group continues to work diligently to complete the 2025 Form 20-F and file it with the SEC as soon as reasonably practicable. The Company expects to submit a plan to regain compliance or file its Form 20-F within the timeline prescribed by Nasdaq.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented application-specific integrated circuit chips chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit: www.agmhgroup.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "approximates," "assesses," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM GROUP HOLDINGS INC.
Investor Relations Department
Email: ir@agmhgroup.com
https://www.agmhgroup.com/